UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

PHH Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

693320202

(CUSIP Number)

David Bell
EJF Capital LLC
2107 Wilson Boulevard
Suite 410
Arlington, VA  22201
 (703) 997-5716

With a copy to:

Jonathan Adler
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

February 27, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 693320202	Page 2

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,489,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,489,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,489,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

(1)
Based upon 53,599,433 shares of Common Stock, par value $0.01 per share ("Common Stock") outstanding as of February 21, 2017, as disclosed in the Issuer's Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC") on February 28, 2017.

CUSIP No. 693320202	Page 3

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Emanuel J. Friedman

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,489,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,489,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,489,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)	Based upon 53,599,433 shares of Common Stock outstanding as of February 21, 2017, as disclosed in the Issuer's Form 10-K filed with the SEC on February 28, 2017.

CUSIP No. 693320202	Page 4

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities Master Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,489,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,489,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,489,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)	Based upon 53,599,433 shares of Common Stock outstanding as of February 21, 2017, as disclosed in the Issuer's Form 10-K filed with the SEC on February 28, 2017.

CUSIP No. 693320202	Page 5

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
EJF Debt Opportunities GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO (See Item 3)

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
None

	8	SHARED VOTING POWER
4,489,000

	9	SOLE DISPOSITIVE POWER
None

	10	SHARED DISPOSITIVE POWER
4,489,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,489,000

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.4% (1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)	Based upon 53,599,433 shares of Common Stock outstanding as of February 21, 2017, as disclosed in the Issuer's Form 10-K filed with the SEC on February 28, 2017.

ITEM 1.  SECURITY AND ISSUER
This Statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of PHH Corporation, a Maryland corporation (the "Issuer").  The address of the Issuer's principal executive offices is 3000 Leadenhall Road, Mt. Laurel, New Jersey 08054.
ITEM 2.  IDENTITY AND BACKGROUND

(a)	This Statement is being filed jointly by the following persons (collectively, the “Reporting Persons”)*:

• EJF Capital LLC; • Emanuel J. Friedman; • EJF Debt Opportunities Master Fund, L.P. (the “Debt Fund”); and • EJF Debt Opportunities GP, LLC

* The Reporting Persons have entered into a joint filing agreement, dated as of March 9, 2017, a copy of which is attached hereto as Exhibit 99.1.

(b)	The address of the principal business office of each of the Reporting Persons is 2107 Wilson Boulevard, Suite 410, Arlington, Virginia 22201.

(c)	EJF Capital LLC

EJF Capital LLC ("EJF"), an investment adviser that is registered under the Investment Advisers Act of 1940, as amended, provides investment advice to and manages, either directly or through a general partner or investment manager of which it is the sole member, pooled investment vehicles and separately managed accounts, including the Debt Fund.

Emanuel J. Friedman

The principal occupation of Emanuel J. Friedman is serving as the controlling member of EJF.

EJF Debt Opportunities GP, LLC

The principal business of EJF Debt Opportunities GP, LLC is serving as the general partner of the Debt Fund and as general partner and investment manager of certain affiliates thereof.

Debt Fund

The principal business of the Debt Fund is investing in securities.

(d)	During the last five years, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	See Item 2(c) above.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

As of March 9, 2017, as reflected in this Statement, the Reporting Persons beneficially owned an aggregate of 4,489,000 shares of Common Stock (the "Subject Shares").

The Subject Shares were acquired by or on behalf of the Debt Fund using investment capital which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.  The aggregate consideration paid for the Subject Shares purchased by the Reporting Persons, including brokerage commissions, was approximately $56,484,511.

ITEM 4.  PURPOSE OF TRANSACTION

The Subject Shares were acquired by the Debt Fund for investment purposes.  The Reporting Persons have engaged in discussions with management of the Issuer and the Issuer’s board of directors (“Board”) regarding the composition of the Board , as well as the timing of the Issuer’s plan to monetize its assets and return capital to investors (the “Issuer Plan”).  During such discussions, the Reporting Persons proposed that the Board accelerate the implementation of the Issuer Plan and also stated that they will nominate two highly qualified candidates, James Neuhauser and Kevin Stein as nominees (the “Nominees”) for election to the Board at the Issuer’s 2017 annual meeting of shareholders (the “2017 Annual Meeting”).  The Reporting Persons believe that the Nominees, both of whom are independent from the Issuer, possess the requisite industry expertise necessary to work to enhance shareholder value.

The Reporting Persons have submitted to the Issuer the forms of questionnaire, written representation, and agreements required, pursuant to Section 1.10 of the Issuer’s Bylaws, for the Nominees to be eligible for election to the Issuer’s Board.  A copy of the Notice of Stockholder Nomination of Individuals for Election as Directors at
 the 2017 Annual Meeting of Stockholders of PHH Corporation, dated March 9, 2017, is attached as Exhibit 99.2.

The Reporting Persons expect to engage in future discussions with management, Board, other stockholders of the Issuer and other relevant parties concerning the business, assets, capitalization, financial condition, operations, management, strategy and future plans of the Issuer.  Such discussions may include proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D, including continuing the discussions noted above regarding the Reporting Person’s proposal that the Board accelerate the Issuer Plan and the Reporting Person’s nomination of the Nominees for election to the Board at the 2017 Annual Meeting.

The Reporting Persons intend to review their respective investment in the Issuer on a continuing basis and may, from time to time and at any time in the future depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to the Debt Fund’s investment in the Issuer as they deem appropriate, including: (i) acquiring additional shares of Common Stock and/or other equity, other securities, or derivative or other instruments that are based upon or relate to the value of the shares of Common Stock (collectively, “Securities”) in the open market or otherwise; (ii) disposing of any or all of their Securities in the open market or otherwise; or (iii) engaging in any hedging or similar transactions with respect to the Securities.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

(a) and (b)

The aggregate percentage of the outstanding shares of Common Stock reported as beneficially owned by each Reporting Person is based upon the 53,599,433 shares of Common Stock outstanding as of February 21, 2017, as disclosed in the Issuer's Form 10-K filed with the U.S. Securities and Exchange Commission on February 28, 2017.

The Debt Fund beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,489,000 such shares of Common Stock, representing 8.4% of the outstanding shares of Common Stock.  EJF Debt Opportunities GP, LLC, as the general partner of the Debt Fund, beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, 4,489,000 such shares of Common Stock, representing 8.4% of the outstanding shares of Common Stock.

EJF, as an investment manager managing the Debt Fund through EJF Debt Opportunities GP, LLC, a general partnership of which it is the sole member, beneficially owns and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 8.4% of the outstanding shares of Common Stock.  By virtue of Emanuel J. Friedman's position as the controlling member of EJF, Emanuel J. Friedman beneficially owns, and has the shared power to vote or direct the vote of, and the shared power to dispose or direct the disposition of, the Subject Shares, representing 8.4% of the outstanding shares of Common Stock.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that they constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and the Reporting Persons expressly disclaim status as a "group" for purposes of this Schedule 13D.

(c)
Schedule I hereto, which is incorporated by reference into this Item 5(c) as if restated in full herein, describes all of the transactions in shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days

(d)	No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subject Shares.

(e)	Not applicable.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

From time to time, each of the Reporting Persons may lend portfolio securities, including the Subject Shares, to brokers, banks or other financial institutions. These loans typically obligate the borrower to return the securities, or an equal amount of securities of the same class, to the lender on demand and typically the borrower is entitled to exercise voting rights and to retain dividends during the term of the loan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1:	Joint Filing Agreement, dated March 9, 2017.

Exhibit 99.2:	Notice of Stockholder Nomination of Individuals for Election as Directors at the 2017 Annual Meeting of Stockholders of PHH Corporation, dated March 9, 2017.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  March 9, 2017

EJF CAPITAL LLC

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EMANUEL J. FRIEDMAN

By:	/s/ Emanuel J. Friedman
	Name:	Emanuel J. Friedman

EJF DEBT OPPORTUNITIES MASTER FUND, L.P.

By:	EJF DEBT OPPORTUNITIES GP, LLC
Its:	General Partner

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

EJF DEBT OPPORTUNITIES GP, LLC

By:	EJF CAPITAL LLC
Its:	Sole Member

By:	/s/ Neal J. Wilson
	Name:	Neal J. Wilson
	Title:	Chief Operating Officer

SCHEDULE I

Shares of Common Stock beneficially owned by the Reporting Persons acquired or sold during the past sixty (60) days.  The transactions described below were effected in the open market through brokers by the Debt Fund.  As reflected in Item 5, and by virtue of the relationships described therein, the Debt Fund, EJF Debt Opportunities GP, LLC, EJF Capital LLC and Emanuel J. Friedman may each be deemed to share beneficial ownership of the shares reflected in the transactions listed below.

Trade Date	Shares Purchased/(Sold)	Price Per Share (1)	Total Price (1)
3/8/2017	24,800	12.605	312,604
3/8/2017	13,632	12.5514	171,101
3/8/2017	25,000	12.57	314,250
3/8/2017	38,468	12.4906	480,488
3/7/2017	125,000	12.7182	1,589,775
3/7/2017	150,000	12.75	1,912,500
3/7/2017	2,100	12.6436	26,552
3/6/2017	50,000	12.6	630,000
3/6/2017	85,000	12.6646	1,076,491
3/6/2017	15,000	12.6541	189,812
3/3/2017	10,000	12.7044	127,044
3/3/2017	20,468	12.67	259,330
3/3/2017	50,000	12.7377	636,885
3/3/2017	50,000	12.75	637,500
3/2/2017	29,532	12.5948	371,950
3/2/2017	50,000	12.7498	637,490
3/2/2017	50,000	12.7543	637,715
3/1/2017	101,070	12.7776	1,291,432
3/1/2017	53,800	12.7571	686,332
3/1/2017	99,600	12.75	1,269,900
2/28/2017	215,998	12.65	2,732,375
2/27/2017	58,399	12.7458	744,342
2/27/2017	24,706	12.6332	312,116
2/27/2017	45,306	12.6725	574,140
2/27/2017	982,000	12.75	12,520,500
2/24/2017	171,241	12.5441	2,148,064
2/23/2017	116,918	12.5494	1,467,251
2/23/2017	40,500	12.52	507,060
2/23/2017	25,000	12.55	313,750
2/23/2017	1,113	12.5	13,913
2/22/2017	92,865	12.3667	1,148,434
2/22/2017	155,000	12.2741	1,902,486
2/22/2017	16,484	12.2788	202,404
2/21/2017	174,508	12.1924	2,127,671
2/21/2017	100,000	12.495	1,249,500
2/21/2017	100	12.135	1,214
2/21/2017	2,975	12.0582	35,873
2/17/2017	37,600	11.8136	444,191
2/17/2017	128,800	12.0425	1,551,074
2/17/2017	79,194	12.3242	976,003
2/17/2017	18,223	12.36	225,236
2/17/2017	58,600	12.0999	709,054
2/16/2017	168,305	12.4577	2,096,693
2/16/2017	322,683	12.6382	4,078,132
2/16/2017	96,695	12.2032	1,179,988
2/16/2017	190,000	12.3879	2,353,701
2/16/2017	122,317	12.495	1,528,351

(1) Not including any brokerage commissions or service charges.